February 12, 2019


Via Email

Jeremy R. Heckman
Barack Ferrazzano Kirschbaum & Nagelberg LLP
200 W. Madison Street, Suite 3900
Chicago, IL 60606

       Re:     Pacific Office Properties Trust, Inc.
               PREM14C filed January 25, 2019
               File No. 1-09900

               Schedule 13E-3 filed January 28, 2019
               Filed by Shidler Equities L.P. et al.
               File No. 5-39689

Dear Mr. Heckman:

       We have limited our review of your proxy statement and Schedule 13E-3 to those issues we have addressed in the comments below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 14C

Special Factors   Background of the Merger, page 11

   1. We note the following statement on page 15 of the information statement:
"The
      consideration to be paid to the stockholders in the Merger is an arbitrary amount proposed by Buyer and was not based on any valuation methodology." Please explain how Buyer came up with the merger consideration and how it considered its fairness (see comments below).
 Jeremy Heckman, Esq.
Barack Ferrazzano Kirschbaum & Nagelberg LLP
February 12, 2019
Page 2

Summary of Financial Analysis by Duff & Phelps, page 21

   2. Please expand the description of the analysis performed by Duff and Phelps to include the results of the DCF analysis and to provide a per share valuation range yielded by the asset value analysis on page 23.

   3. Explain how Duff and Phelps chose the asset volatility rate of 12.5% used to conduct its contingent claims analysis.

   4. The summary of the Duff and Phelps fairness analysis references projections and forecast information provided to Duff and Phelps by the Company. We are unable to locate disclosure of such information in the proxy statement. Please revise or advise.

   5. Did Duff and Phelps provide a "board book" or other written materials to the Board in connection with its analysis of this going private transaction? If so, those written materials should be filed as an exhibit to the Schedule 13E-3 and described in reasonable detail in the disclosure document. Please advise or revise. See Item 1016(c) of
      Regulation M-A and Item 16 of Schedule 13E-3.

Fairness of the Proposed Merger, page 25

   6. Expand the discussion of how the Board assessed and reached the conclusion that the merger is procedurally fair. The brief discussion on page 26 asserts that the Board concluded it is procedurally fair because "unless the Merger is allowed to proceed, those holders would likely never realize any payment on their shares." This assessment does not appear to address the fairness of the procedure versus the substance of this transaction. Please revise.

Reasons of Buyer, Merger Sub, Shidler Corp. and Mr. Shidler; Fairness of the Proposed Merger, page 28

   7. Please expand on the reasons for the merger and for its timing from the perspective of
      Mr. Shidler and his affiliates other than the Company. In this regard, we note that he initiated the transaction so his reasons for the timing of proposing it may be important for shareholders to evaluate and understand it and would seem to be different than for the
      Company reacting to his proposal.

   8. See our last comment above. Additionally address what alternatives were considered by transaction parties other than the Company. See Item 1013(b) of Regulation M-A. If no alternatives were considered, so state, and explain why not.

Financing, page 28

   9. Please fill in the blank for the total transaction value. Figures that are subject to change may be bracketed.
 Jeremy Heckman, Esq.
Barack Ferrazzano Kirschbaum & Nagelberg LLP
February 12, 2019
Page 3

Financial Information

   10. Please provide the ratio of earnings to fixed charges data required by
Item 1010(a)(3) of
       Regulation M-A.

         We remind you that the company and its management and other filing persons on the
Schedule 13E-3 are responsible for the accuracy and adequacy of their disclosures in both filings, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact me at 202-551-3263 with any questions.


                                                            Sincerely,

                                                            /s/ Christina Chalk

                                                            Christina Chalk
                                                            Senior Special
Counsel
                                                            Office of Mergers &
Acquisitions